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SEC FILE NUMBER
0-50387

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	July 1, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
RedEnvelope, Inc.

Full Name of Registrant
Not Applicable

Former Name if Applicable

149 New Montgomery Street

Address of Principal Executive Office (Street and Number)
San Francisco, California 94105

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
     RedEnvelope, Inc. (the “Company”) was unable to file its Quarterly Report on Form 10-Q for the quarter ended July 1, 2007, by the August 15, 2007 filing date, without unreasonable effort and expense, in light of the circumstances described below.

     On August 1, 2008, an issue was brought to the Company’s attention by one of its tax advisors relating to potential state and local tax liability. The Company promptly commenced and continues to conduct an analysis of this potential liability, and additional time is required to complete that process. The Company currently anticipates that this will lead to an additional accrual that will increase (a) accrued liabilities, (b) general and administrative expenses, and (c) net loss. However, the Company is unable to quantify these increases until it completes its analysis.

     The Company currently intends to finalize its financial statements for the quarter ended July 1, 2007 and to file its Quarterly Report on Form 10-Q for such period on or before August 20, 2007.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

John C. Pound	(415)	371-9100
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

RedEnvelope, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 16, 2007	By	/s/ John C. Pound

John C. Pound
Executive Chairman

Form 12b-25 filed by RedEnvelope, Inc. August 16, 2007
Part IV — Other Information
     The Company’s net revenues were $24.5 million and $26.9 million for the thirteen weeks ended July 1, 2007 and July 2, 2006, respectively, representing an 8.7% decrease. The Company currently expects that it will incur a significantly larger net loss for the thirteen weeks ended July 1, 2007 compared to the thirteen weeks ended July 2, 2006, although it is unable to determine the amount of such loss due to the ongoing analysis of the potential state and local tax issue discussed above. The increase in net loss is primarily attributable to the decrease in net revenues and an increase in operating expenses, due mainly to increased personnel costs and increased corporate consulting projects during the quarter.
     This notification may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that involve risks, uncertainties and assumptions, such as statements regarding our plans, objectives and future operations. Actual results could differ from those anticipated in these forward-looking statements due to a number of factors, including but not limited to the possibility that the Company may be unable to facilitate the completion of its analysis and review in a sufficiently timely manner to enable it to file its Quarterly Report on Form 10-Q within the permitted extension period, the possibility that the final analysis may yield results that differ from current expectations, as well as those factors described in our Annual Report on Form 10-K for the fiscal year ended April 1, 2007, including those discussed under the captions “Business,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors,” which document is on file with the Securities and Exchange Commission and available at its website at www.sec.gov. These forward-looking statements are made only as of the date of this notification.